APPENDIX B

The text of the Company's Amended and Restated Articles of Incorporation after the changes made pursuant to this Information Statement is as follows:

                 AMENDED AND RESTATED ARTICLES OF INCORPORATION

                                BRITESMILE, INC.


         Pursuant to Section 16-10a-1007 of the Utah Revised Business Corporation Act, as amended (the "Act"), BriteSmile, Inc., a Utah corporation (the "Corporation"), adopts the following Articles of Amendment and Restatement of its Articles of Incorporation, which amendment constitutes an amendment and restatement of the Articles of Incorporation of the Corporation.

         FIRST:   The name of the Corporation is BriteSmile, Inc.

SECOND: The Corporation's Articles of Incorporation are hereby amended and restated to read in their entirety as follows:


                                ARTICLE I - NAME

         The name of this corporation is BriteSmile, Inc.


                        ARTICLE II - PURPOSES AND POWERS

         The Corporation is organized to engage in any and all lawful acts, activities, and/or pursuits for which corporations may presently or hereafter be organized under the Utah Revised Business Corporation Act.

         The Corporation shall have all powers allowed by law, including without limitation those powers described in Section 16-10a-302 of the Utah Revised Business Corporation Act, as amended and supplemented. The purposes stated herein shall be construed as powers as well as purposes and the enumeration of a specific purpose or power shall not be construed to limit or restrict the meaning of general terms or the general powers; nor shall the expression of one thing be deemed to exclude another not expressed, although it be of like nature.


                           ARTICLE III - CAPITAL STOCK

         (1) The aggregate number of shares of Common Stock which this corporation shall have authority to issue is Fifty Million (50,000,000) shares, $0.001 par value per share. All voting rights of the Corporation shall be exercised by the holders of the Common Stock and the holders of the Common Stock of the Corporation shall be entitled to receive the net assets of the Corporation upon dissolution. All shares of the Common Stock shall be fully paid and nonassessable.

         (2) Effective 12:01 am on January 23, 2003 (the "Effective Time") each one (1) share of the Common Stock of the Company issued and outstanding immediately prior to the Effective Time ("Old Common Stock") shall automatically be converted, without any action on the part of the holder thereof, into one-fifteenth (1/15) of one (1) share of fully paid and nonassessable Common Stock of the Company ("New Common Stock"), subject to the treatment of fractional shares interests described below.

         (3) Following the Effective Time, each holder of Old Common Stock shall be entitled to receive upon surrender of such holder's certificate(s) representing Old Common Stock (whether one or more, "Old Certificates") for cancellation pursuant to procedures adopted by the Company, a certificate(s) representing the number of whole shares of New Common Stock (whether one or more, "New Certificates") into which and for which the shares of Old Common


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Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. From and after the Effective Time, Old Certificates shall represent only the right to receive New Certificates, as provided below.

         (4) No fractional shares of Common Stock of the Company shall be issued. No stockholder of the Company shall transfer any fractional shares of Common Stock of the Company. The Company shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Company. In lieu of the issuance of any fractional shares that would result from paragraph (B) above, the Company shall issue to any shareholder that would otherwise receive fractional shares one whole share, the additional shares thereby issued being taken from authorized but theretofore unissued shares of Common Stock of the Company.


                      ARTICLE IV - LIMITATION OF LIABILITY

         Within the meaning of and in accordance with Section 16-10a-841 of the Utah Revised Business Corporation Act:

         (1) No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for any action taken or any failure to take any action as a director, except as provided in this Article IV.

         (2) The limitation of liability contemplated in this Article IV shall not extend to (a) the amount of a financial benefit received by a director to which he is not entitled, (b) an intentional infliction of harm on the Corporation or its shareholders, (c) a violation of Section 16-10a-842 of the Utah Revised Business Corporation Act, or (d) an intentional violation of criminal law.

         (3) Any repeal or modification of this Article IV by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

         (4) Without limitation, this Article IV shall be applied and interpreted, and shall be deemed to incorporate, any provision of the Utah Revised Business Corporation Act, as the same exists or may hereafter be amended, any provision of any act that may replace or supplement the Utah Revised Business Corporation Act, as well as any applicable interpretation of Utah law, so that personal liability of directors and officers of the Corporation to the Corporation or its shareholders, or to any third person, shall be eliminated or limited to the fullest extent as from time to time permitted by Utah law.


                    ARTICLE V - ACTION BY SHAREHOLDER CONSENT

         Within the meaning of and in accordance with Sections 16-10a-704 and 1704(4) of the Utah Revised Business Corporation Act, and subject to the qualifications and limitations thereof, and of any applicable rules of any exchange or market on which the Company's shares may be traded:

         Any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if one or more consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.

         THIRD: These Amended and Restated Articles of Incorporation were recommended to the shareholders by the Board of Directors pursuant to a resolution of the Board of Directors dated as of December 16, 2002 and adopted by the holders of a majority of the Company's issued and outstanding shares of Common Stock by a written consent dated December 24, 2002.

         FOURTH: The number of shares of Common Stock of the Corporation outstanding and entitled to vote thereon at the time of such adoption was 36,426,961, with 23,283,741 shares consenting.


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         DATED effective this 23rd day of January, 2003.



                            BRITESMILE, INC.


                            By:  /s/John Dong
                                -------------------------------------------
                                 John Dong, Chief Financial Officer
                                   and Secretary